pls 3/10

11019520

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
RECEIVED
MAR 01 2011
Washington, DC

SEC FILE NUMBER
8- 25866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12-31-10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Mowell Fincncial Group, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

407 East Sixth Avenue
(No. and Street)

Tallahassee (City) Florida (State) 32303 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John B. Mowell 850-386-6161
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

James D. A. Holley & Co.
(Name – *if individual, state last, first, middle name*)

2606 Centennial Place (Address) Tallahassee (City) Florida (State) 32308 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John B. Mowell, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Mowell Financial Group, Inc., as of December 31, 20 10, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

CAROLINE MENUET SCOTT
MY COMMISSION EXPIRES
March 24, 2012
#DD 752076
Bonded thru Troy Fain Insurance
NOTARY PUBLIC, STATE OF FLORIDA

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. cash flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. Not applicable - there are none.
- ☒ (g) Computation of Net Capital.
- * ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- * ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- * ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☒ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

* Not applicable - exempt from provisions of Rule 15c3-3 under paragraph (k) (2) (ii).

CONTENTS

JAMES D. A. HOLLEY & CO.
CERTIFIED PUBLIC ACCOUNTANTS
2606 CENTENNIAL PLACE
TALLAHASSEE, FLORIDA 32308
TELEPHONE (850) 878-2494
FAX (850) 942-5645
www.holleycpa.com

JAMES D. A. HOLLEY, C.P.A. (1899-1986)
ROBERT T. GRAVELY, C.P.A. (1926-1995)
CHARLES W. PENNINGTON, C.P.A. (1930-2008)

JOHN A. MADDEN, C.P.A.
L. MCRAE HARPER, C.P.A.
GWYNNE Y. PARMELEE, C.P.A.
MATTHEW H. GILBERT, C.P.A.
DONNA S. BERGERON, C.P.A.
JOAN S. MCINTYRE, C.P.A.

WILLIAM J. RAMSAY, C.P.A.

MEMBERS
AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS
AICPA TAX SECTION
FLORIDA INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

Mr. John B. Mowell, Chairman
Mowell Financial Group, Inc.
Tallahassee, Florida

We have audited the accompanying statement of financial condition of Mowell Financial Group, Inc. as of December 31, 2010, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Mowell Financial Group, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in pages 8 through 13 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

James D.A. Holley & Co.

February 23, 2011

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF FINANCIAL CONDITION
December 31, 2010

ASSETS

Current assets:	
Cash	$ 30,073
Commissions receivable	9,968
Other receivables	91,977
Securities	7,120
Prepaid insurance	3,400
Total current assets	142,538
Other assets:	
Property and equipment	57,912
Cash value of life insurance	43,447
Deferred taxes	167,574
	$ 411,471

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:	
Accounts payable	$ 3,152
Settlement payable	81,710
	84,862
Stockholder's equity:	
Common stock; $1.00 par value:	
Authorized: 100 shares	
Issued and outstanding: 100 shares	100
Capital paid in excess of par value	361,900
Retained earnings (deficit)	(35,391)
	326,609
	$ 411,471

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF INCOME
For the year ended December 31, 2010

Income:	
Commissions	$ 641,663
Interest and dividends	738
Gain on investments	1,173
	643,574
Expenses:	
Salaries and commissions	412,763
Payroll taxes and employee benefits	41,791
Occupancy	48,478
Insurance	25,999
Office	13,672
Telephone	13,965
Securities news services and subscriptions	7,539
Professional fees	36,530
Fees and licenses	5,064
Other expenses	484
	606,285
Income before income taxes	37,289
Income taxes	14,032
Net income	$ 23,257

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
For the year ended December 31, 2010

	Common Stock	Paid In Capital	Retained Earnings
Balance, December 31, 2009	$ 100	$ 361,900	$ (58,648)
Net income			23,257
Balance, December 31, 2010	$ 100	$ 361,900	$ (35,391)

The accompanying notes are an integral part of these financial statements.

MOWELL FINANCIAL GROUP, INC.
STATEMENT OF CASH FLOWS
For the year ended December 31, 2010

Cash flows from operating activities:	
Net income	$ 23,257
Adjustments to reconcile net income to net cash provided by operating activities:	
Gain on investments	(1,173)
Depreciation	5,736
Increase in receivables	(977)
Decrease in prepaid insurance	700
Decrease in deferred tax asset	14,031
Decrease in payables	(40,829)
Net cash provided by operating activities	745
Cash flows from investing activities:	
Investment in cash value of life policy	(2,453)
Decrease in cash and cash equivalents	(1,708)
Cash and cash equivalents at beginning of year	31,781
Cash and cash equivalents at end of year	$ 30,073

The accompanying notes are an integral part of these financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

The Company is a registered securities dealer. The accounting principles followed by the Company and the method of applying those principles conform with generally accepted accounting principles and with general practice within the securities dealers industry.

Cash and Cash Equivalents

Cash includes amounts in a bank checking account and in the client interest program of its clearing agent, Raymond James & Associates.

Commissions Receivable

Commissions receivable represent amounts due for securities trades from the Company's clearing broker-dealer. An allowance for bad debts has not been established because they were all current and collected after year end.

Securities

Investments in marketable securities are carried at fair value. Fair value is determined by reference to quoted market prices in active markets for identical assets (Level 1) per Statement of Financial Accounting Standards No. 157. Gains and losses on securities are accounted for by the specific identification method.

Property and Equipment

Property and equipment originally purchased for $206,752 consists of office furniture and equipment, and security equipment. It is depreciated by the straight-line method over the estimated useful lives of the assets, ranging from 3-20 years. Depreciation expense was $5,736 for the year and accumulated depreciation totaled $148,840 as of year end.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Subsequent Events

Subsequent events have been evaluated through February 23, 2011 which is the date the financial statements were available to be issued.

2. SECURITIES

Investment securities consist of equity securities with a cost basis of $3,301 and market value of $7,120. The net gain on investments for the year is $1,173.

3. INCOME TAXES

The Company has net operating losses totaling approximately $781,000 from the years 2000 through 2002, 2004, 2005, and 2007 through 2009. These losses can be carried forward to offset future taxable income through 2029. The current tax benefit of these net operating losses is $14,032. The estimated deferred tax asset for the net operating loss carryforwards is $167,574. The size of the losses, current market conditions, and anticipated tax law changes make the estimated tax benefit subject to change. The Company's federal and state income tax returns are subject to examination by tax authorities generally for three years after they are filed.

4. RELATED PARTY TRANSACTIONS

The Company and Mowell Financial Group, N.A., which provides investment management services, are both wholly owned by their president, John B. Mowell, Sr. The companies share the occupancy costs for the building owned by the president. Mowell Financial Group, Inc. paid $21,000 in 2010 for rent. Other operating costs of each company are sustained by the business incurring the expense. At year end, other receivables of $91,977 are owed by Mowell Financial Group, N.A.

5. CONTINGENCIES

The Company is periodically subject to claims that arise in the ordinary course of business. Although the Company has no outstanding claims, the following are the legal actions that the Company has settled over the past year.

As reported last year, the claim that was filed between the Company and State of Alabama due to the Company effecting securities transactions without being registered in the State, has now been settled. The Company is charged 5% of its quarterly gross commissions earned as reflected on the FOCUS Report until the entire settlement of $125,000 is paid in full. A debt agreement was filed allowing the Company to refrain from reporting the $125,000 against its net capital. The current amount due is $81,710 with the next payment coming up within the first 10 days of April 2011.

Also reported last year, was an arbitration case that was filed in August 2007 with FINRA alleging the Company failed to file sufficient disclosures regarding the circumstances surrounding the resignation, in 1999, of a former employee. The case has now settled as of February 22, 2010, and the settlement is no longer tentative due to a mandatory condition precedent that was to have occurred before the agreement would be considered final. The condition, a separate arbitration lawsuit by another company involving Mowell Financial Group, Inc., did not occur by December 31, 2010. The claimants may re-file a new FINRA arbitration case against the Company, but as of now, this arbitration case is closed and settled.

MOWELL FINANCIAL GROUP, INC.
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL
REQUIREMENT, AND AGGREGATE INDEBTEDNESS
December 31, 2010

Exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii)

COMPUTATION OF NET CAPITAL

Total ownership equity from statement of financial condition		$ 326,609
Deduct ownership equity not allowable for net capital		______
Total ownership equity qualified for net capital		326,609
Additions:		
Liabilities subordinated to claims of general creditors allowable In computation of net capital		81,710
Deductions:		
Total nonallowable assets		320,863
Net capital before haircuts on securities positions		87,456
Haircuts on securities		1,068
Net capital		$ 86,388

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Net capital		$ 86,388
Minimum net capital required	$ 210	
Minimum dollar net capital requirement	$ 5,000	
Net capital requirement		5,000
Excess net capital		$ 81,388
Excess net capital at 120%		$ 80,388

COMPUTATION OF AGGREGATE INDEBTEDNESS

Total aggregate indebtedness	$ 3,152
Percent of aggregate indebtedness to net capital	3.6%

MOWELL FINANCIAL GROUP, INC.
RECONCILIATION BETWEEN AUDITED AND UNAUDITED NET CAPITAL
December 31, 2010

Net capital - unaudited Form X-17A-5, Part IIA	$ 86,034
Reconciling items - year end adjustments:	
Decrease in accounts payable	354
Net capital - audited	$ 86,388

SIPC SUPPLEMENTAL REPORT

Mr. John B. Mowell, Chairman
Mowell Financial Group, Inc.
Tallahassee, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Mowell Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you in evaluating Mowell Financial Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Mowell Financial Group, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the Company's accounting records noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences;

3. There were no adjustments in the reported amounts in Form SIPC-7T from the Company's accounting records;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

James D.A. Holley & Co.

February 23, 2011

SCHEDULE OF ASSESSMENT AND PAYMENTS

SIPC net operating revenues for the year ended December 31, 2010	$ 641,663
General assessment @ .0025	$ 1,604
Payments:	
Overpayment from December 31, 2009	$ 71.00
July 28, 2010	181.17
September 17, 2010	636.63
February 1, 2011	786.20
	$ 1,675.00
Overpayment carried forward	$ 71.00

SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Mr. John B. Mowell, Chairman
Mowell Financial Group, Inc.
Tallahassee, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Mowell Financial Group, Inc. for the year ended December 31, 2010, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Mowell Financial Group, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because Mowell Financial Group, Inc. does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by Mowell Financial Group, Inc. in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of Mowell Financial Group, Inc. is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that the assets for which Mowell Financial Group, Inc. has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency or combination of deficiencies in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

A material weakness is a deficiency or combination of deficiencies in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we considered to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that Mowell Financial Group, Inc.'s practices and procedures as described in the second paragraph of the report were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be used and should not be used by anyone other than these specified parties.

James D. A. Holley & Co.

February 23, 2011

MOWELL FINANCIAL GROUP, INC.

AUDITED FINANCIAL STATEMENTS

For the year ended December 31, 2010

MOWELL FINANCIAL GROUP, INC.

SIPC SUPPLEMENTAL REPORT

For the year ended December 31, 2010

JAMES D. A. HOLLEY & CO.
CERTIFIED PUBLIC ACCOUNTANTS
2606 CENTENNIAL PLACE
TALLAHASSEE, FLORIDA 32308
TELEPHONE (850) 878-2494
FAX (850) 942-5645
www.holleycpa.com

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

Mr. John B. Mowell, Chairman
Mowell Financial Group, Inc.
Tallahassee, Florida

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by Mowell Financial Group, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you in evaluating Mowell Financial Group, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). Mowell Financial Group, Inc.'s management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7T with respective cash disbursement records entries in the Company's accounting records noting no differences;

2. Compared the total revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2010 with the amounts reported in Form SIPC-7T for the year ended December 31, 2010 noting no differences;

3. There were no adjustments in the reported amounts in Form SIPC-7T from the Company's accounting records;

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T; and

5. Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

James D. A. Holley & Co.

February 23, 2011

SCHEUDLE OF ASSESSMENT AND PAYMENTS

SIPC net operating revenues for the year ended December 31, 2010	$ 641,663
General assessment @ .0025	$ 1,604
Payments:	
Overpayment from December 31, 2009	$ 71.00
July 28, 2010	181.17
September 17, 2010	636.63
February 1, 2011	786.20
	$ 1,675.00
Overpayment carried forward	$ 71.00